NEW MOUNTAIN FINANCE CORPORATION

787 Seventh Avenue, 48th Floor

New York, NY 10019

(212) 720-0300

January 29, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Amy W. Miller, Esq.

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2 (File No. 333-208622)

Dear Ms. Miller:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Mountain Finance Corporation (the “Company”) respectfully request acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:30 p.m., Eastern Time, on February 1, 2016 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Shiraz Y. Kajee
Shiraz Y. Kajee
Chief Financial Officer